SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 27, 2007

________________

STMicroelectronics N.V.

(Name of Registrant)

39, Chemin du Champ-des-Filles

1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure: A press released dated March 26, 2007 announcing the main resolutions to be submitted for shareholders’ approval at the Company’s Annual General Meeting, which will be held in Amsterdam on Thursday, April 26, 2007.

STMicroelectronics Reports on Main Resolutions to be

proposed at the 2007 Annual General Meeting of Shareholders

Geneva, March 26, 2007 - STMicroelectronics (NYSE: STM) has announced the main resolutions to be submitted for shareholders’ approval at the Company’s Annual General Meeting, which will be held in Amsterdam on Thursday, April 26, 2007.

The main resolutions, proposed by the Supervisory Board, include:

▪

Approval of the Company’s 2006 accounts reported in accordance with International Financial Reporting Standards (IFRS). (2006 accounts reported under U.S. GAAP were filed on SEC Form 20-F on March 14, 2007.)

▪	The appointments for a three year term, expiring at the 2010 Annual General Meeting, as members of the Supervisory Board of:
▪	Mr. Ray Bingham in replacement of Mr. Robert White whose mandate expires at the next AGM.
▪

Mr. Alessandro Ovi in replacement of Mr. Antonino Turicchi, who has announced his decision to resign as from the next Annual General Meeting, due to the increasing and significant time which he is required to devote to perform his duties as Managing Director of Cassa Depositi e Prestiti S.p.A.

▪

The distribution of a cash dividend of US$0.30. If approved, the Company’s common shares would trade ex-dividend on the three stock exchanges on which they are listed, on Monday, May 21, 2007. For holders of shares listed on Euronext Paris and the Milan Stock Exchange (Borsa Italiana), Monday, May 21, 2007 would also be the payment date. For holders of shares listed on the New York Stock Exchange, the record date would be Wednesday, May 23, 2007, and the payment date would be on or after Tuesday, May 29, 2007. Transfers between New York and European (Dutch) registered shares would be closed from the end of business in Europe on Friday, May 18, 2007, until the open of business in New York on Thursday, May 24, 2007.

The complete Agenda and relevant detailed information concerning the STMicroelectronics N.V. Annual General Meeting, as well as all related AGM materials, will be available on the Company’s website www.st.com as from March 29, 2007, and made available to shareholders in compliance with legal requirements.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2006, the Company’s net revenues were $9.85 billion and net earnings were $782 million. Further information on ST can be found at www.st.com.

For further information please contact:

INVESTOR RELATIONS:

Stanley March

Group Vice President, Investor Relations

Tel: +1.212.821.89.39

Fax: +1.212.821.89.23

stan.march@st.com

MEDIA RELATIONS:

Maria Grazia Prestini

Senior Director, Corporate Media and Public Relations

STMicroelectronics

Tel: + 41 22 929 6945

mariagrazia.prestini@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	March 27, 2007	By:	/s/ CARLO FERRO
			Name:	Carlo Ferro
			Title:	Executive Vice President and Chief Financial Officer